SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Forme Capital, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

CUSIP No. 346373301
(CUSIP Number)

Stallion Ventures, LLC
31200 Via Colinas, Suite 200
Westlake Village, CA 91362
(818) 597-7552
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

September 19, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4)

CUSIP No. 346373301	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Stallion Ventures LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

5,812,800
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	5,812,800
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,812,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.72%
14	TYPE OF REPORTING PERSON*

CO

Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Forme Capital, Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

Item 2. Identity and Background.

This statement is being filed by Stallion Ventures LLC, a Delaware limited liability corporation (“Stallion”). Stallion is principally engaged in investing. Stallion’s business address is 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

The capital stock of Stallion is owned by Lomond International, Inc. Martin Sumichrast has sole voting and dispositive power over the shares held by Stallion.   Mr. Sumichrast has his business address at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362. Mr. Sumichrast is a citizen of the United States.

During the past five years, neither of Stallion, Lomond International, Inc. nor Mr. Sumichrast has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 19, 2007 Stallion entered into the Purchase Agreement with Synergy Business Consulting and pursuant thereto purchased an aggregate of 5,812,500 previously issued and outstanding shares of the Issuer's restricted common stock, comprising, 45.72% of the issued and outstanding capital stock of the Issuer, for the aggregate purchase price, including expenses, of $319,687.50 or $0.055 per share. Such securities were acquired with working capital.

Item 4. Purpose of Transaction.

As described above, Stallion’s acquisition of these shares was made pursuant to the stock purchase agreement by which Stallion acquired 5,812,800 previously issued and outstanding shares of common stock of the Issuer from Synergy Consulting in a private sale for $319,687.50. In connection with Stallion’s purchase of the Issuer's common stock, Bartly J. Loethen resigned as a member of the Board of Directors of the Issuer, effective immediately and he also resigned as chief executive office, president and secretary of the Issuer, effective 10 days after the filing of Issuer's Form 14f. Mr. Robert Scherne, Mr. John Vogel and Mr. Vincent Finnegan were all appointed to the Board of Directors of the Issuer.

This acquisition and related transactions are described in the Issuer's Form 8-K/A with a report date of September 19, 2007 and a filing date of September 26, 2007 (the "Form 8-K/A"). Except as set forth in this Item 4 and in the Form 8-K/A, Stallion does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of September 19, 2007, Stallion beneficially owned 5,812,500 shares or 45.72% of the Issuer’s common stock. Stallion has the sole power to vote or dispose of all of its respective shares. The capital stock of Stallion is owned by Lomond. Martin Sumichrast has sole voting and dispositive power over the shares held by Stallion.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Stallion and any other person with respect to any securities of the Issuer.

Page 4 of 4 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1
Form of Common Stock Purchase Agreement dated September 19, 2007 among the Registrant, Synergy Business Consulting, LLC and Lomond International, Inc., as agent for the several buyers. (incorporated by reference to the Form 8-K/A filed by the Issuer on September 26, 2007)

2	Common Stock Certificate of Issuer issued to Stallion (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Stallion Ventures LLC

September 28, 2007	By:	/s/ Martin Sumichrast
Name: Martin Sumichrast
Title: Manager